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                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-28231

              SUPPLEMENT NO. 1 DATED AUGUST 6, 1997 TO PROSPECTUS
                              DATED JULY 23, 1997


     On August 6, 1997, the Company announced earnings for the Company's second quarter ended July 13, 1997 of $19,678,000, or $0.29 per share (excluding a one-time charge described below), compared to net income of $15,916,000, or $0.24 per share, for the comparable period in 1996. The results for the second quarter of 1997 exclude a one-time pre-tax charge related to streamlining of the organization. After the charge, net income for the second quarter of 1997 was $17,238,000, or $0.26 per share. Systemwide gross revenue, which includes Company and franchise stores, increased to $311,912,000 for the second quarter, a 20% increase from the $260,472,000 generated in the comparable 1996 period.

     For the two quarters ended July 13, 1997, the Company earned $41,126,000, or $0.61 per share (excluding the one-time charge), compared to net income of $31,565,000, or $0.48 per share, for the comparable 1996 period, excluding the one-time charge incurred in the second quarter of 1997 referred to above. After the charge, net income for the second quarter of 1997 was $38,686,000, or $0.57 per share. Systemwide gross revenue increased to $727,150,000 for the first two quarters of 1997, a 27% increase from the $572,270,000 generated in the comparable 1996 period.

     The Company also announced that systemwide gross weekly per store average sales were down 7.2% to $22,114 from $23,826 in the second quarter of 1996. Net weekly per store average sales (after customer coupons and employee discounts) were down 9.3% to $20,334 from $22,420 in the prior year.

     Finally, the Company announced that it expected to see lower store sales and margins in the third quarter as a result of transitioning its marketing strategy. The Company said that it currently expects the store sales decline to bottom out during the third quarter but that earnings for the third quarter could be lower than originally expected. See "Risk Factors--Recent Store Performance" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". SEE ALSO "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 6 OF THE PROSPECTUS.

     At the end of the second quarter, the Boston Market system included 1,208 stores, 962 of which are operated by area developers partially financed by the Company, 227 of which are Company stores, and 19 of which are operated by other franchisees. During the quarter, the Company closed one store and area developers closed three stores. As a result of, and consistent with, the Boston Market systems' focus on store performance of the current store base, the Company's area developers are in the process of analyzing their existing store base to determine whether or not any store should be closed. A store closure requires the Company's consent in its capacity as franchisor and is typically related to operating or site-related issues, changes in the market or trade area, or the failure of the store to meet desired sales and profitability levels. The Company believes that approximately 50 stores systemwide may be closed during the remainder of 1997 as a result of such review. The Company estimates that the costs to close a store range from approximately $400,000 to $800,000 per store depending upon a number of factors, including whether the site is owned or leased. Each area developer that intends to close stores will establish a provision for store closures during the third quarter of 1997 to cover the costs of such closings. The Company expects that these provisions, which will negatively impact area developer aggregate net losses, coupled with lower store sales and margins, will result in an increase in area developer aggregate net losses in fiscal 1997 over the originally anticipated levels and over fiscal 1996 levels. In addition, while the Company does not believe that recent store performance indicates a trend that affects area developer loan recoverability, to the extent the decline in store performance levels is more prolonged or steeper than currently anticipated by the Company, it could impact the Company's loan recoverability analysis and result in one or more impaired loans or the establishment of a provision for loan losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". SEE ALSO "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 6 OF THE PROSPECTUS.